

July 3, 2012

<u>Via email</u>
Morton A. Pierce, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

> **Re: The Talbots, Inc.**
> **Schedule 14D-9**
> **Filed June 27, 2012**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed June 29, 2012**
> **File No. 5-50389**

Dear Mr. Pierce:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 4. The Solicitation or Recommendation, page 22</u>

<u>Background of the Offer and Merger, page 22</u>

1. Supplement your disclosure regarding deliberations by the board and/or its advisors from March 1, 2012 to April 26, 2012. Specifically, please disclose any material terms, such as the price per share that were proposed and/or discussed by buyers other than Sycamore who were invited to participate in the strategic alternatives review process. Describe whether the board deliberated any alternatives that were suggested by any other buyer(s)

prior to receiving the final proposal from Sycamore. In this regard, we note reference to the overview presented by Perella Weinberg on April 26, 2012 to the board regarding certain communications Perella Weinberg had with the other participants.

2.   Please supplement your disclosure to describe the "other potential alternatives in the context of [the] strategic alternatives review process" that Perella Weinberg presented to the board in April and May, 2012.

3.   Please describe in greater detail the number of other inquiries received by other potential strategic partners and/or the possible terms that were offered by such potential partners on May 29, 2012, which were discussed by the board and its advisors.

Certain Company Projections, page 67

4.   Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morton Pierce, Esq.
White & Case LLP
July 3, 2012

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                          Sincerely,

                                          /s/ *Mellissa Campbell Duru*

                                          Mellissa Campbell Duru
                                          Special Counsel
                                          Office of Mergers & Acquisitions